Exhibit 3.1

Registration No. 18508 GOVERNMENT OF BERMUDA Registrar of Companies The Companies Act 1981 CERTIFICATE OF DEPOSIT OF MEMORANDUM OF INCREASE OF SHARE CAPITAL THIS IS TO CERTIFY that a Memorandum of Increase of Share Capital of Tsakos Energy Navigation Limited was delivered to the Registrar of Companies on the 1st day of July 2022 in accordance with section 45(3) of the Companies Act 1981 (the “Act”). Kenneth Joaquin Registrar of Companies 6th day of July 2022

Memorandum of Increase of Share Capital

The Companies Act 1981

Tsakos Energy Navigation Limited (18508)

Filing Date	01-Jul-2022 10:44:00

Shareholdings

		Changed

Currency	USD - United States Dollar

Authorised share capital	200,000,000.00

Increase by	125,000,000.00

Authorised share capital as increased	325,000,000.00

Submitted By	CONYERS CORPORATE SERVICES (BERMUDA) LIMITED ANDREW IH DAVIDSON
BERMUDA, CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON, PEMBROKE, HM11